UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.
Actel Corporation
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
004934105
(CUSIP Number of Class of Securities)

John C. East
President and Chief Executive Officer
Actel Corporation
2061 Stierlin Court
Mountain View, California 94043-1655
Tel: (650) 318-4200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Henry P. Massey, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94303
Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation		Amount of Filing Fee

$17,434,928*		$1,865.54*

*	Estimated in accordance with Rule 457(c) solely for the purpose of calculating the filing fee based upon the maximum number of shares of Common Stock issuable in connection with the exchange offer (1,229,717 shares) and the average of the high and low prices of the Common Stock as reported on the Nasdaq National Market on November 28, 2005.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:   Not Applicable  .
Form or Registration No.:   Not Applicable  .
Filing Party:   Not Applicable  .
Date Filed:   Not Applicable  .
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Arrangements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Person/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13e-3
SIGNATURE
EXHIBIT 99.(A)(1)(A)
EXHIBIT 99.(A)(1)(B)
EXHIBIT 99.(A)(1)(C)
EXHIBIT 99.(A)(1)(D)
EXHIBIT 99.(A)(1)(E)
EXHIBIT 99.(A)(1)(F)
EXHIBIT 99.(A)(1)(G)
EXHIBIT 99.(A)(1)(H)
EXHIBIT 99.(A)(1)(I)
EXHIBIT 99.(A)(1)(J)
EXHIBIT 99.(D)(1)
EXHIBIT 99.(D)(2)
EXHIBIT 99.(D)(3)
EXHIBIT 99.(D)(4)
EXHIBIT 99.(D)(5)
EXHIBIT 99.(D)(6)

SCHEDULE TO
     This tender offer statement on Schedule TO is filed by Actel Corporation, a California corporation (“Actel”), in connection with its offer to exchange certain outstanding options for restricted stock units as set forth under the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated December 1, 2005 (the “Offer to Exchange”), which is incorporated herein by reference.
     This offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange, which, as may be amended or supplemented from time to time, constitutes the offer, and which is filed as an exhibit hereto. This Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934.
Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet” in the Offer to Exchange, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The name of the issuer is Actel Corporation, a California corporation, and the address of its principal executive office is 2061 Stierlin Court, Mountain View, California 94043-1655. Actel Corporation’s telephone number is (650) 318-4200. As of November 8, 2005, 25,400,592 shares of Actel’s Common Stock were outstanding. The information set forth in the Offer to Exchange under Section 10, “Information concerning Actel,” is incorporated herein by reference.
     (b) This Tender Offer Statement on Schedule TO relates to an offer by Actel to certain holders of outstanding options (“Option Shares”) to purchase its Common Stock under the 1986 Equity Incentive Plan (formerly the 1986 Incentive Stock Option Plan (as amended and restated)), 1995 Employee and Consultant Stock Plan, as amended and restated, GateField Corporation’s 1993 Stock Option Plan, GateField Corporation’s 1996 Stock Option Plan and GateField Corporation’s 1999 Stock Option Plan (collectively, the “Plans”) to cancel their outstanding options in exchange for restricted stock units as set forth in the Offer to Exchange and upon the terms and subject to the conditions described in the Offer to Exchange, the Election Agreement attached hereto as Exhibit (a)(1)(C) and Summary of Terms attached hereto in Exhibit (a)(1)(A).
     This offer is open to eligible current United States employees of Actel that are employees as of December 1, 2005 and remain employed through the date the exchanged options are cancelled. However, John East (Actel’s President and Chief Executive Officer) and the non-employee members of Actel’s board of directors may not participate. The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1, “Eligibility,” Section 2, “Number of options; expiration date,” Section 6, “Acceptance of options for exchange and issuance of restricted stock units,” Section 9, “Source and amount of consideration; terms of restricted stock units” and Section 16 “Interests of directors and executive officers; transactions and arrangements regarding the Plans:” is incorporated herein by reference.
     (c) There is no established trading market for the outstanding options eligible to participate in the exchange offer. The information set forth in the Offer to Exchange under Section 8, “Price range of shares underlying the options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.
     (a) The information set forth under Item 2(a) above is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1, “Eligibility,” Section 2, “Number of options; expiration date”, Section 4 “Procedures for electing to exchange options”, Section 5, “Withdrawal rights and change of election”, Section 6, “Acceptance of options for exchange and issuance of restricted stock units,” Section 7, “Conditions of the offer,” Section 9, “Source and amount of consideration; terms of restricted stock units,” Section 12, “Status of options acquired by us in the offer,” Section 13, “Legal matters; regulatory approvals,” Section 14, “Material U.S. federal income tax consequences,” Section 15, “Extension of offer; termination; amendment” and Schedules A and B attached thereto, is incorporated herein by reference.
     (b) The information set forth in the Offer to Exchange under Section 11, “Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
     (e) The information set forth in the Offer to Exchange under Section 9, “Source and amount of consideration; terms of restricted stock units” and Section 11, “Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference. See also Exhibits (d)(1)-(d)(6) to this statement.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) The information set forth in the Offer to Exchange under Section 3, “Purpose of the offer” is incorporated herein by reference.
     (b) The information set forth in the Offer to Exchange under Section 6, “Acceptance of options for exchange and issuance of restricted stock units” and Section 12, “Status of options acquired by us in the offer” is incorporated herein by reference.
     (c) The information set forth in the Offer to Exchange under Section 3, “Purpose of the offer” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) The information set forth in the Offer to Exchange under Section 9, “Source and amount of consideration” and Section 16, “Fees and expenses” is incorporated herein by reference.
     (b) The information set forth in the Offer to Exchange under Section 7, “Conditions of the offer” is incorporated herein by reference.
     (d) Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Not applicable.
     (b) The information set forth in the Offer to Exchange under Section 11, “Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.
     (a) Not applicable.
Item 10. Financial Statements.
     (a) The information set forth in the Offer to Exchange under Section 18, “Financial statements” is incorporated herein by reference.
Item 11. Additional Information.
     (a) The information set forth in the Offer to Exchange under Section 11, “Interests of directors and officers; transactions and arrangements concerning the options” and Section 13, “Legal matters; regulatory approvals” is incorporated herein by reference.
     (b) Not applicable.
Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated December 1, 2005

(a)(1)(B)	Memorandum to all Actel Employees in the United States with Stock Options Priced at $19.73 or More, dated December 1, 2005

(a)(1)(C)	Election Form

(a)(1)(D)	Withdrawal Form

(a)(1)(E)	List of Eligible Options for Stock Option Exchange Program

(a)(1)(F)	E-mail to Employees, dated December 1, 2005, Announcing the Offer to Exchange,

(a)(1)(G)	Confirmation E-mail to Employees

(a)(1)(H)	Forms of Reminder E-mails

(a)(1)(I)	Acknowledgment of Receipt of Documents Relating to the Actel Offer to Exchange

(a)(1)(J)	Form of Restricted Stock Unit Agreement

(a)(2)-(5)	Not applicable

(b)	Not applicable

(d)(1)	1986 Equity Incentive Plan, as amended and restated (formerly the 1986 Incentive Stock Option Plan (as amended and restated))

(d)(2)	1995 Employee and Consultant Stock Plan, as amended and restated

(d)(3)	Form of Stock Option Agreement under the Company’s 1986 Equity Incentive Plan, as amended and restated (formerly the 1986 Incentive Stock Option Plan (as amended and restated)) and 1995 Employee and Consultant Stock Plan, as amended and restated

(d)(4)	GateField Corporation’s 1993 Stock Option Plan

(d)(5)	GateField Corporation’s 1996 Stock Option Plan

(d)(6)	GateField Corporation’s 1999 Stock Option Plan

(g)	Not applicable

(h)	Not applicable
Item 13. Information Required by Schedule 13e-3.
     (a) Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACTEL CORPORATION

/s/ Jon A. Anderson

Jon A. Anderson
Vice President of Finance and Chief Financial Officer
Date: December 1, 2005

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated December 1, 2005

(a)(1)(B)	Memorandum to all Actel Employees in the United States with Stock Options Priced at $19.73 or More, dated December 1, 2005

(a)(1)(C)	Election Form

(a)(1)(D)	Withdrawal Form

(a)(1)(E)	List of Eligible Options for Stock Option Exchange Program

(a)(1)(F)	E-mail to Employees, dated December 1, 2005, Announcing the Offer to Exchange,

(a)(1)(G)	Confirmation E-mail to Employees

(a)(1)(H)	Forms of Reminder E-mails

(a)(1)(I)	Acknowledgment of Receipt of Documents Relating to the Actel Offer to Exchange

(a)(1)(J)	Form of Restricted Stock Unit Agreement

(a)(2)-(5)	Not applicable

(b)	Not applicable

(d)(1)	1986 Equity Incentive Plan

(d)(2)	1995 Employee and Consultant Stock Plan, as amended and restated

(d)(3)	Form of Stock Option Agreement under the Company’s 1986 Equity Incentive Plan (formerly the 1986 Incentive Stock Option Plan (as amended and restated)) and 1995 Employee and Consultant Stock Plan, as amended and restated

(d)(4)	GateField Corporation’s 1993 Stock Option Plan

(d)(5)	GateField Corporation’s 1996 Stock Option Plan

(d)(6)	GateField Corporation’s 1999 Stock Option Plan

(g)	Not applicable

(h)	Not applicable